UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Energy XXI Gulf Coast, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29276K 101

(CUSIP Number)

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree-Forrest Multi-Strategy, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 28,860

	6	Shared Voting Power None.

	7	Sole Dispositive Power 28,860

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,860

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1% (1)

12	Type of Reporting Person OO

(1) All calculations of percentage ownership herein are based on a total of 33,299,296 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), outstanding, consisting of (i) 33,211,594 shares of Common Stock outstanding as of January 6, 2017, as provided to the Reporting Persons (as defined below) by the Issuer and (ii) 87,702 warrants to purchase Common Stock held by the Reporting Persons, entitling them to purchase an aggregate of 87,702 shares of Common Stock of the Issuer at an exercise price of $43.66 per share, subject to expiration on December 30, 2021 (the “Warrants”).  In accordance with Rule 13d-3(d)(1), the Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Opportunities Fund IX Delaware, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,733,998 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 2,733,998 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,998 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%

12	Type of Reporting Person PN

(1) In its capacity as the direct owner of 2,669,003 shares of Common Stock and 64,995 Warrants.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,733,998 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 2,733,998 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,998 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%

12	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 587,036 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 587,036 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 587,036 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person PN

(1) In its capacity as the direct owner of 564,923 shares of Common Stock and 22,113 Warrants.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 587,036 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 587,036 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 587,036 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 587,036 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 587,036 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 587,036 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Opportunities Fund IX (Parallel 2), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,082 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 25,082 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,082 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person PN

(1) In its capacity as the direct owner of 24,488 shares of Common Stock and 594 Warrants.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Opportunities Fund IX GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,082 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 25,082 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,082 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Opportunities Fund IX GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,082 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 25,082 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,082 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%

12	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,116 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,346,116 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,116 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.0%

12	Type of Reporting Person PN

(1) Solely in its capacity as the managing member of Oaktree Fund GP, LLC and as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP Ltd.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,116 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,346,116 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,116 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.0%

12	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,116 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,346,116 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,116 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.0%

12	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,346,116 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,346,116 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,116 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.0%

12	Type of Reporting Person OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 640,978 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 640,978 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 640,978 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.9%

12	Type of Reporting Person PN

(1) Solely in its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP Ltd and as the manager of Oaktree-Forrest Multi-Strategy, LLC.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 640,978 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 640,978 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 640,978 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 1.9%

12	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,374,976 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,374,976 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,374,976 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.1%

12	Type of Reporting Person OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,374,976 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 3,374,976 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,374,976 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.1%

12	Type of Reporting Person OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

Item 1.
(a)	Name of Issuer: Energy XXI Gulf Coast, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1021 Main, Suite 2626 Houston, Texas 77002

Item 2.
(a)-

(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)         Oaktree-Forrest Multi-Strategy, LLC, a Delaware limited liability company (“Forrest”);

(2)         Oaktree Opportunities Fund IX Delaware, L.P., a Delaware limited partnership (“Fund IX Delaware”);

(3)         Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of Fund IX Delaware;

(4)         Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”);

(5)         Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), in its capacity as the general partner of VOF Holdings;

(6)         Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), in its capacity as the general partner of VOF GP;

(7)         Oaktree Opportunities Fund IX (Parallel 2), L.P., a Cayman Islands limited partnership (“IX Parallel 2”);

(8)         Oaktree Opportunities Fund IX GP, L.P., a Cayman Islands limited partnership (“Fund IX GP”), in its capacity as the general partner of IX Parallel 2;

(9)         Oaktree Opportunities Fund IX GP Ltd., a Cayman Islands exempted company (“Fund IX GP Ltd.”), in its capacity as the general partner of Fund IX GP;

(10)  Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP and as the sole shareholder of each of VOF GP Ltd. and Fund IX GP Ltd.;

(11) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(12) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(13) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

(14)  Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of each of VOF GP Ltd. and Fund IX GP Ltd. and as the manager of Forrest;

(15)  Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(16)  Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings and as the sole shareholder of Holdings, Inc.; and

(17)  Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
	(d)	Title of Class of Securities: Common stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number: 29276K 101

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Forrest directly holds 28,860 shares of Common Stock constituting 0.1% of the Issuer’s outstanding common stock and has the sole power to vote and dispose of such securities.

Fund IX Delaware directly holds 2,669,003 shares of Common Stock and 64,995 Warrants, collectively constituting 8.2% of the Issuer’s outstanding common stock and has the sole power to vote and dispose of such securities.

Fund GP, in its capacity as the general partner of Fund IX Delaware, has the ability to direct the management of Fund IX Delaware’s businesses, including the power to vote and dispose of securities held by Fund IX Delaware; therefore, Fund GP may be deemed to beneficially own the securities of the Issuer held by Fund IX Delaware.

IX Parallel 2 directly holds 24,488 shares of Common Stock and 594 Warrants, collectively constituting 0.1% Issuer’s outstanding common stock and has the sole power to vote and dispose of such securities.

Fund IX GP, in its capacity as the general partner of IX Parallel 2, has the ability to direct the management of IX Parallel 2’s business, including the power to vote and dispose of securities held by IX Parallel 2; therefore, Fund IX GP may be deemed to beneficially own the securities of the Issuer held by IX Parallel 2.

Fund IX GP Ltd., in its capacity as the general partner of Fund IX GP, has the ability to direct the management of Fund IX GP’s business, including the power to direct the decisions of Fund IX GP regarding the vote and disposition of securities held by Fund IX GP; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the securities of the Issuer held by IX Parallel 2.

VOF Holdings directly holds 564,923 shares of Common Stock and 22,113 Warrants, collectively constituting 1.8% of the Issuer’s outstanding common stock and has the sole power to vote and dispose of such securities.

VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the securities of the Issuer held by VOF Holdings.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the securities of the Issuer held by VOF Holdings.

GP I, in its capacity as the sole shareholder of each of Fund IX GP Ltd. and VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of Fund IX GP Ltd. and VOF GP Ltd. As such, GP I has the power to direct the decisions of each of Fund IX GP Ltd. and VOF GP Ltd. regarding the vote and disposition of securities held by each of IX Parallel 2 and VOF Holdings. Additionally, GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Fund IX Delaware. Therefore, GP I may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware; therefore, Capital I may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware; therefore, Holdings I may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware; therefore, Holdings may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware.

Management, in its capacity as the sole director of each of Fund IX GP Ltd. and VOF GP Ltd., has the ability to direct the management of IX Parallel 2 and VOF Holdings, including the power to direct the decisions of IX Parallel 2 and VOF Holdings regarding the vote and disposition of securities held by each of IX Parallel 2 and VOF Holdings. Additionally, Management, in its capacity as the manager of Forrest, has the ability to direct the management of Forrest’s business, including the power to direct the decisions of Forrest regarding the vote and disposition of securities held by Forrest.  Therefore, Management may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Forrest.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by each of IX Parallel 2, VOF Holdings and Forrest; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings and Forrest.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by IX Parallel 2, VOF Holdings and Forrest. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by each of IX Parallel 2, VOF Holdings and Fund IX Delaware. Therefore, OCG may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings, Forrest and Fund IX Delaware.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by each of IX Parallel 2, VOF Holdings, Forrest and Fund IX Delaware; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the securities of the Issuer held by each of IX Parallel 2, VOF Holdings, Forrest and Fund IX Delaware.

All calculations of percentage ownership in this Schedule 13G are based on a total of 33,299,296 shares of Common Stock outstanding, consisting of (i) 33,211,594 shares of Common Stock outstanding as of January 6, 2017, as provided to the Reporting Persons by the Issuer and (ii) 87,702 Warrants held by the Reporting Persons, entitling them to purchase an aggregate of 87,702 shares of Common Stock of the Issuer.  In accordance with Rule 13d-3(d)(1), the Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

OAKTREE-FORREST MULTI-STRATEGY, LLC

By: Its:	Oaktree Capital Management, L.P. Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By: Its:	Oaktree Fund GP, LLC General Partner

By: Its:	Oaktree Fund GP I, L.P. Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By: Its:	Oaktree Fund GP I, L.P. Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By: Its:	Oaktree Value Opportunities Fund GP, L.P. General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner
By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By: Its:	Oaktree Opportunities Fund IX GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By: Its:	Oaktree Opportunities Fund IX GP Ltd. General Partner

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP LTD.

By: Its:	Oaktree Capital Management, L.P. Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By: Its:	OCM Holdings I, LLC General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By: Its:	Oaktree Capital Group, LLC Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President